UNITED STATES
SECURITIES and EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

001-33013
(Commission File Number)

Full title of the plan and the address of the plan, if different from that of the issuer named below:
FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Flushing Financial Corporation
1979 Marcus Avenue, Suite E140
Lake Success, New York 11042

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN

Index

Page(s)

Report of Independent Registered Public Accounting Firm	2

Financial statements:
Statements of net assets available for plan benefits
as of December 31, 2010 and 2009	3

Statement of changes in net assets available for plan benefits
for the year ended December 31, 2010	4

Notes to financial statements	5 – 14

Supplemental schedule*:
Schedule H, line 4i - Schedule of Assets (Held at End of Year)	16

* Other schedules required by 29 CFR 2520.103-9 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
Flushing Savings Bank, FSB 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Flushing Savings Bank, FSB 401(k) Savings Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in its net assets available for plan benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/GRANT THORNTON LLP
New York, New York
June 29, 2011

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

	At of December 31,
	2010	2009
Assets:

Cash	$7,207	$-

Investments at fair value	19,770,570	14,422,750

Receivables:
Employer contributions receivable	1,834,864	1,442,573
Notes receivable from participants	527,600	361,581
Total receivables	2,362,464	1,804,154

Net assets available for plan benefits	$22,140,241	$16,226,904

The accompanying notes are an integral part of these financial statements

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits

For the year ended
December 31, 2010
Additions to net assets attributed to:

Investment income:
Dividends and interest	$505,824

Interest income on notes receivable from participants	20,049

Contributions:
Employer cash contributions	182,170
Employer non cash contributions (FFIC common stock)	2,016,902
Participants	1,109,883
Participant rollovers	311,932
Total contributions	3,620,887

Net appreciation in fair value of investments	2,734,768

Total additions	6,881,528

Deductions from net assets attributed to:

Certain deemed distributions	13,650
Administrative expenses	42,601
Benefits paid to participants	911,940
Total deductions	968,191

Net increase	5,913,337

Net assets available for plan benefits – December 31, 2009	16,226,904

Net assets available for plan benefits – December 31, 2010	$22,140,241

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN

Notes to Financial Statements

1.	Description of Plan:

The following description of Flushing Savings Bank, FSB 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. Flushing Savings Bank, FSB (the “Bank”) is a wholly-owned subsidiary of Flushing Financial Corporation (the "Company"), a publicly-held corporation whose stock trades on the Nasdaq under the symbol FFIC.

a.	General:
The Plan is a tax-deferred savings plan which began on September 1, 1987, and covers all salaried employees of the Bank and participating affiliates.  However, Participants are not eligible to receive Bank contributions until they have completed one year of service.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  The Plan Trustee is Prudential Bank & Trust, FSB.  The Plan is comprised of the following three components, participant deferrals (including Bank matching contributions), Profit Sharing Plan (“PSP”) contributions and Defined Contribution Retirement Plan (“DCRP”) contributions.  All three components of the Plan as well as all earnings and losses thereon are segregated by component.

b.	Contributions:
Participant contributions can be no less than 1% nor greater than 25% of the participant’s base compensation for each plan year.  Participant contributions could not exceed $16,500 annually for the plan year ended December 31, 2010, adjusted as prescribed under the Internal Revenue Code. Participants who have reached the age of 50 before the end of the Plan year are eligible to make catch-up contributions.  The Bank will match 50% of each participant’s base contributions up to a maximum of 3% of the participant’s base compensation. Of the 50% match, one half of the match will be made in Flushing Financial Corporation Common Stock, which the participant has the ability to immediately re-allocate. The remaining half of the match will be invested into corresponding participant directed investment accounts. Currently, contributions to the Plan are not subject to Federal, State, or Local income taxes until withdrawn from the Plan.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Under the DCRP, eligible employees who have met the Plan's age and service eligibility requirements will annually have a contribution made to their individual accounts equal to 4% of their base compensation.  PSP contributions will be made annually at the Company’s discretion.  Any such contribution shall be allocated among eligible employees in proportion to each such employee’s eligible compensation for the entire year in which the effective date occurs.  PSP and DCRP contributions will be initially made in the form of Flushing Financial Corporation Common Stock, which the participant has the ability to immediately re-allocate.  Employer non cash contributions reported on the Statements of Changes in Net

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN

Notes to Financial Statements

Assets Available for Plan Benefits for the year ended December 31, 2010, include $1,834,864 in contributions receivable. This receivable represents $1,153,110 contribution to the PSP and $681,754 contribution to the DCRP for the year ended December 31, 2010, which was made in January 2011.

c.	Participant accounts:
Each participant’s account is credited with the participant’s contributions, the Bank’s matching contributions, PSP contributions and DCRP contributions, and related net earnings and losses thereon. The Plan assets, at December 31, 2010, were segregated into twelve investment accounts.  All Plan assets are held at Prudential Retirement Services.

d.	Vesting:
Participants are immediately 100 percent vested in their salary deferral contributions plus earnings and losses thereon. Vesting of employer contributions plus earnings and losses thereon is based on continuous years of service. A participant vests 20 percent per year of credited service and is 100 percent vested after five years of credited service.  In addition, a participant also becomes 100 percent vested when they reach their normal retirement date, early retirement date, the occurrence of a change of control, upon the participant’s death, or the date the participant becomes disabled.

e.	Forfeitures:
Under the Plan if a Participant who is not fully vested in the net value of his/her account terminates employment, the non-vested portion of the account shall constitute forfeiture upon the earlier of when the participant takes a lump sum distribution of the vested portion of the account or the participant has been terminated from the Plan for five years. PSP forfeitures shall be allocated among all participants who were eligible employees during the year in proportion to their compensation for the portion of the plan year during which they were eligible employees. Such allocation shall be made after allocation of any employer contributions for the plan year. In the event any such allocation causes the allocations to a participant’s account for a plan year to exceed the limits of the Internal Revenue Service, such excess amount shall be allocated among all remaining participants in repeated applications of this paragraph. All other forfeitures, when available, arising from DCRP contributions or matching contributions to the 401(k) will be used to pay certain administrative expenses of the Plan. In 2010, $41,350 in forfeitures were used to pay certain Plan administrative expenses.  At December 31, 2010 forfeited non-vested accounts totaled $129,476 of which $109,269 were PSP forfeitures. At December 31, 2009 forfeited non-vested accounts totaled $200,711 of which $155,131 were PSP forfeitures.

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN

Notes to Financial Statements

f.	Investment options:
Upon enrollment in the Plan, a participant may direct employee contributions in one percent increments into the twelve offered investment accounts. Thereafter, a participant may direct investment changes in their accounts daily.

g.	Payment of benefits:
Upon termination of service, a participant is entitled to receive a lump sum equal to the value of his or her account to the extent such funds are vested.  If a participant's employment with the Company is terminated for any other reason than death, disability or retirement and the account balance does not exceed $1,000, the Plan will automatically distribute a lump-sum payment to the participant.

h.	Voting rights:
With respect to the Flushing Financial Corporation Common Stock, each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account, and is notified by the Trustee prior to the time that such rights are to be exercised. With respect to shares of stock credited to participant accounts as to which the Trustee did not receive timely voting instructions and shares of stock not credited to participant’s account, the Trustee shall vote all such shares of stock in the same proportion as were voted shares as to which participants provided timely instructions. For the other stock funds, the shares are voted at the discretion of the Plan Trustee.

i.	Loans to participants:
Loans are made available to all participants. All loans must be collateralized by a security intersest in the participant’s vested interest under the Plan equal to the amount of the loan.  Loans are limited by the Internal Revenue Code Section 72(p) and may not exceed the lesser of: (i) 50% of the net value of a participant’s vested account balance (excluding PSP and DCRP contributions and any earnings or losses thereon) or (ii) $50,000 reduced by the largest outstanding loan balance in the Plan during the preceding 12 months.

The term of a loan to a participant shall be no greater than five years, except to aquire a principal residence in which case the term shall be no greater than 10 years. Loans bear a rate of interest (currently prime plus one percent rounded to the nearest one quarter of one percent). Prior to May 1, 2008 the rate charged was prime rate rounded to the nearest one quarter of one percent.  At December 31, 2010, outstanding loans bore interest rates in the range of 4.25% to 8.25%.

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN

Notes to Financial Statements

2.	Summary of Significant Accounting Policies:

a.	Basis of presentation:
The accompanying financial statements have been prepared using the accrual method of accounting as required by accounting principles generally accepted in the United States of America (“GAAP”).  Investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of the plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  At December 31, 2010 the Plan invested in one fund that was considered a fully benefit-responsive investment, the Prudential Guaranteed Income Fund.

b.	Estimates:
The preparation of the Plan’s financial statements in conformity with GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial statements, the changes in net assets available for plan benefits during the period, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c.	Investment valuation and income recognition:
The Plan presents interest and dividend income and net appreciation (depreciation) in the fair value of its investments in the statement of changes in net assets available for plan benefits. Net appreciation (depreciation) in the fair value of its funds and common stock consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Interest and dividends consist of interest payments received or accrued on interest bearing securities such as money market securities and dividend payments received or accrued on the ex-dividend date from individual securities such as common and preferred stock.  Dividend and interest income on investments held by the funds are reinvested by each fund.  Purchases and sales of securities are recorded on a trade date basis.  The contract value of the Prudential Guaranteed Income Fund represents deposits made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees.  The fair value of traditional guaranteed investment contracts (“GIC”) are based on the present value of future cash flows using the current discount rate.  However, the Prudential Guaranteed Income Fund is not considered a traditional GIC and therefore there are not any known cash flows that could be discounted.  As a result, the fair value is equal to the contract value.

Interest is credited on contract balances using a single “portfolio rate” approach. Under this methodology, a single interest crediting rate is applied to all contributions made regardless of the timing of those contributions.  Interest crediting rates are

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN

Notes to Financial Statements

reviewed on a semi-annual basis.  Certain factors, including current economic and market conditions, the general interest rate environment and both the expected and actual experience of a reference portfolio within the issuer’s general account are used to establish interest crediting rates.  These rates are established without the use of a specific formula.  The minimum crediting rate under the contract is 1.50%. The Prudential Guaranteed Income Fund’s average yield earned and average yield credited to participants was 2.85% for 2010 and 2009.

Generally there are not any events that could limit the ability of the Plan to transact at contract value paid within 90 days or in the rare circumstances, contract value paid over time. There are not any events that allow the issuer to terminate that contract and which require the Plan sponsor to settle at an amount different that contract value paid either within 90 days or over time.

d.	Expenses:
The ordinary administrative expenses of the Plan, including compensation of the Trustee and other administrative expenses of the Trustee are paid from the Plan unless paid by the Bank at its discretion.

e.	Payment of benefits:
Benefit payments to participants are recorded upon distribution.

f.	Fair value measurements:
Financial assets and financial liabilities reported at fair value are required to be measured based on either: (1) quoted prices in active markets for identical financial instruments (Level 1), (2) significant other observable inputs (Level 2), or (3) significant unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – where quoted market prices are available in an active market.

Level 2 – when quoted market prices are not available, fair value is estimated using quoted market prices for similar financial instruments and adjusted for differences between the quoted instrument and the instrument being valued.  Fair value can also be estimated by using pricing models, or discounted cash flows.  Pricing models primarily use market-based or independently sourced market parameters as inputs, including, but not limited to, yield curves, interest rates, equity or debt prices, and credit spreads.  In addition to observable market information, models also incorporate maturity and cash flow assumptions.

Level 3 – when there is limited activity or less transparency around inputs to the valuation, financial instruments are classified as Level 3.

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN

Notes to Financial Statements

The following table sets forth the Plans assets that are carried at fair value on a recurring basis, and the method that was used to determine their fair value, at December 31, 2010 and 2009.

	At December 31, 2010
	(Level 1)	(Level 2)	(Level 3)	Total
Assets at fair value:

Mutual funds	$7,781,221	$-	$-	$7,781,221
Common stock	9,666,241	-	-	9,666,241
Guaranteed income fund	-	-	2,323,108	2,323,108

Total assets at fair value	$17,447,462	$-	$2,323,108	$19,770,570

	At December 31, 2009
	(Level 1)	(Level 2)	(Level 3)	Total
Assets at fair value:

Mutual funds	$5,803,037	$-	$-	$5,803,037
Common stock	6,372,306	-	-	6,372,306
Guaranteed income fund	-	-	2,247,407	2,247,407

Total assets at fair value	$12,175,343	$-	$2,247,407	$14,422,750

Mutual funds – (Level 1) Valued at the net asset value (quoted market prices) of shares held by the plan at December 31, 2010 and 2009.

Common stock – (Level 1) Valued at the closing price reported on the active market on which the security is traded at December 31, 2010 and 2009.

Guaranteed income fund – (Level 3) Valued based on book value which is the same as fair value of the fund at December 31, 2010 and 2009, which was calculated by adding deposits made with earnings at guaranteed crediting rates, less withdrawals and fees.

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN

Notes to Financial Statements

The following table sets forth the Plan’s assets that are carried at fair value on a recurring basis, classified within Level 3 of the valuation hierarchy for the year ended December 31, 2010:

Guaranteed income fund

Beginning balance	$2,247,407
Contributions, net exchanges	392,237
Interest income	68,390
Sales, repayments,settlements, net	(384,926)
Ending balance	$2,323,108

Contributions receivable are valued on the date of grant, which approximate fair value at December 31, 2010.

g.	Risks and uncertainties:
The Plan currently invests in ten mutual funds, one guaranteed income fund and one equity security.  These investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities in which these funds may invest, and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.

h.	Recent accounting pronouncements:

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-06, which amends the authoritative accounting guidance under Accounting Standards Codification (“ASC”) Topic 820.  The update requires the following additional disclosures: (1) separately disclose the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers; and (2) separately disclose information about purchases, sales, issuances and settlements in the reconciliation for fair value measurements using Level 3.  The update provides for amendments to existing disclosures as follows: (1) fair value measurement disclosures are to be made for each class of assets and liabilities; and (2) disclosures are to be made about valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements.  The update also includes conforming amendments to guidance on employers’ disclosures about postretirement benefit plan assets.  The update is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements.

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN

Notes to Financial Statements

Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Adoption of this update did not have a material effect on the financial statements of the Plan.

In September 2010, the FASB issued ASU No. 2010-25, which amends the authoritative accounting guidance under ASC Topics 310 and 962. The update requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest.  The amendments in this update should be applied retrospectively to all prior periods presented, effective for fiscal years ending after December 15, 2010.  Early adoption was permitted.  The changes required by the adoption of this update are included in the Statement of Net Assets Available for Plan Benefits.

3.	Investments

The following table presents investments that represent five percent or more of the Plan’s net assets.

	As of December 31,
	2010	2009

Flushing Financial Corporation Common Stock, 690,445.780 and 565,924.185 shares, respectively.	$9,666,241	$6,372,306
PIMCO Total Return Fund, 106,590.133 and 81,478.590 shares, respectively.	1,156,503	879,969
Prudential Guaranteed Income Fund, 83,597.020 and 83,177.982 shares, respectively.	2,323,108	2,247,407
Dryden Stock Index Fund, 51,934.194 and 47,907.203 shares, respectively.	1,435,980	1,173,726
Pioneer Cullen Value Fund, 81,291.199 and 72,722.848 shares, respectively.	1,475,435	1,212,290

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN

Notes to Financial Statements

During 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $2,734,768, as follows:

For the year ended
December 31, 2010

Flushing Financial Corporation Stock	$1,801,217
PIMCO Total Return Fund	50,936
Alger MidCap Growth Institutional Portfolio	71,651
Dryden Stock Index Fund	163,096
Growth Fund of America	69,073
Thornburg International Value Fund	86,775
Victory Special Fund	24,021
Pioneer Cullen Value Fund	115,870
Allianz NFJ Small Cap Value Fund	87,038
Lord Abbett Development Growth Fund	251,444
Oakmark Equity and Income Fund	13,647

Net appreciation	$2,734,768

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN

Notes to Financial Statements

4.	Plan Termination:

Although it has not expressed any intent to do so, the Bank specifically reserves the right, at any time, to terminate the Plan or to amend, in whole or in part, any or all of the provisions of the Plan, subject to the provisions of ERISA and approval of the Directors. In the event of termination or partial termination of the Plan or upon complete discontinuance of contributions under the Plan, the accounts of each affected participant shall become 100% vested and fully distributable, in accordance with the Internal Revenue Code and all income tax regulations promulgated thereunder.

5.	Federal Tax Status:

The Internal Revenue Service ("IRS") has determined and informed the Company by a signed letter dated March 24, 2006 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. On April 30, 2010, the Bank submitted to the IRS an application for a new determination letter. To the best of management’s belief, the plan is operating in accordance with the Internal Revenue Code as of December 31, 2010.

6.	Related-Party Transactions

Plan investments include shares of a mutual fund managed by Prudential Investments LLC and a guaranteed income fund issued by the Prudential Retirement Insurance and Annuity Company.  The Plan Trustee at December 31, 2010 was Prudential Bank & Trust, FSB.  The Plan also includes the common stock of Flushing Financial Corporation, the parent company of the Bank. Accordingly, these transactions qualify as party-in-interest transactions.

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN

SUPPLEMENTAL INFORMATION

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN

EIN 11-0758150

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2010

(a)	(b)	(c)	(e)
	Identity of issue,	Description of investment including
	borrower, lessor	maturity date, rate of interest,	Current
	or similar party	collateral, par, or maturity value	value
*	Flushing Financial Corp.	Common Stock	$9,666,241
	PIMCO	Total Return	1,156,503
*	Prudential Retirement Insurance and Annuity Company	Guaranteed Income Fund	2,323,108
*	Prudential Mutual Funds	Dryden Stock Index Fund	1,435,980
	Alger	MidCap Growth Fund	445,062
	Growth Fund of America	Growth Fund	703,868
	Thornburg	International Value Fund	764,203
	Victory	Special Value Fund	148,440
	Pioneer Cullen	Pioneer Cullen Value Fund	1,475,435
	Allianz NFJ	Small Cap Value Fund	487,527
	Lord Abbett	Growth Fund	963,253
	Oakmark	Equity and Income Fund	200,950
*	Participant Loans	4.25% - 8.25%	527,600

		Total	$20,298,170

*    Party-in-interest to Plan

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees for the Plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

Flushing Savings Bank, FSB 401(k) Savings Plan,

Date: June 29, 2011	By:	/s/ Ruth E. Filiberto
Ruth E. Filiberto
Plan Administrator

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN

INDEX TO EXHIBITS

Exhibit

23.1	Consent of Independent Registered Public Accounting Firm